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                       SECURITIES AND EXCHANGE COMMISSION

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7 )*



                        Allou Health & Beauty Care, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   019782 10 1
        -----------------------------------------------------------------
                                 (CUSIP Number)




SEC 1745 (2-95)

                                Page 1 of 5 pages

CUSIP No.   019782  10  1             13G          Page    2    of    5    Pages
          ------------------                            -------    -------


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Herman Jacobs

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)
                     N/A
                                                                  (b)
    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                           518,750
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                            -0-
                            7      SOLE DISPOSITIVE POWER

                                            518,750
                            8      SHARED DISPOSITIVE POWER

                                            -0-

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              518,750

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

              N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.61%

12   TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 pages

CUSIP No.  019782  10  1                   13G      Page    3    of    5   Pages
         ------------------------                        -------    -------


         Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

Item 4.           Ownership.  As of December 31, 1998:

                  (a)      Amount beneficially owned: 518,750 shares.

                           (i) Includes the  following  shares of Class A Common
                  Stock, par value $.001 per share (the "Class A Common Stock"), held by Mr. Jacobs: 25,000 shares of Class A Common Stock held by Mr. Jacobs; 34,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $7.70 per share; 30,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.60 per share; and 37,500 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share. Does not include the following shares of Class A Common Stock held by Mr. Jacobs that he does not have the right to acquire within 60 days: 10,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.60 per share; 37,500 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share; and 65,000 shares of Class A Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exerciseable at $4.40 per share.

                           (ii) Includes the following  shares of Class B Common
                  Stock, par value $.001 per share (the "Class B Common Stock"), held by Mr. Jacobs: 293,750 shares of Class B Common Stock held by Mr. Jacobs; 66,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $7.70 per share; 100,000 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $5.80 per share; and 32,500 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share. Does not include the following shares of Class B Common Stock held by Mr. Jacobs that he does not have the right to acquire within 60 days: 32,500 shares of Class B Common Stock issuable upon exercise of stock options held by Mr. Jacobs and exercisable at $6.47 per share.

                           Each share of Class B Common Stock has five votes per
                  share; each share of Class A Common Stock has one vote per share and each share of Class B Common Stock is convertible at any time into Class A Common Stock on a share for share basis.



                                Page 3 of 5 pages

CUSIP No.  019782  10  1                   13G        Page   3    of    5  Pages
         ------------------------                         -------    -------


                  (b) Percent of Class:         7.61%

                  (c) Number of shares as to which such person has:

                        (i)      sole power to vote or direct the vote:
                                 518,750

                        (ii)     shared power to vote or direct the vote:
                                 None

                        (iii) sole power to dispose or direct the disposition of: 518,750

                        (iv)     shared   power  to   dispose  or   direct   the
                                 disposition of:    None


                                Page 4 of 5 pages

CUSIP No.  019782  10  1                      13G          Page  5  of  5  Pages
         ------------------------



                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       February 9, 1999
                                                   ------------------------
                                                              Date

                                                     /s/  Herman Jacobs
                                                   ------------------------
                                                           Signature

                                                        Herman  Jacobs
                                                   ------------------------
                                                             Name


                                Page 5 of 5 pages